NEWS RELEASE

ELD No. 08-03

TSX: ELD  AMEX: EGO

February 22, 2008

Eldorado Gold 2007 Mineral Reserves and Mineral Resources

(all figures in United States dollars)

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (‘Eldorado” the “Company” or “we”) is pleased to announce the Company’s Mineral Resources and Mineral Reserves as of December 31, 2007 (Tables 1 and 2).  Gold resource ounces in all categories increased by 33% and proven and probable reserve ounces increased by 13%.  These increases are a direct result of our successful drill campaigns at our Turkish projects of Kisladag and Efemçukuru.  In addition, iron ore reserves at the Vila Nova Iron Ore Project increased by 73%.

“We are extremely pleased with the results from our 2007 Drill Programme.  The increase in both Reserves and Resources at the Kisladag Mine combined with clear indications of the potential to increase further are very significant.  These changes will result in a critical review of the potential to further increase production rates at the Kisladag Mine consistent with the growing resource and higher metal prices,” commented Paul N. Wright, President and Chief Executive Officer.

Table 1: Eldorado Gold Mineral Resources, December 31, 2007

Project	Resource Classification	Tonnes (x1000)	Grade (Au g/t or Fe %)	In-situ Gold ounces (x1000)
Gold
Kisladag	Measured	69,860	1.10	2,467
	Indicated	185,530	0.89	5,284
	Measured+Indicated	255,390	0.95	7,751
	Inferred	140,510	0.74	3,346
Tanjianshan	Measured	6,265	3.56	718
	Indicated	4,725	3.29	499
	Measured+Indicated	10,990	3.44	1,217
	Inferred	1,693	2.69	146
Efemçukuru	Measured	1,150	14.07	520
	Indicated	2,937	9.81	927
	Measured+Indicated	4,087	11.01	1,447
	Inferred	891	8.32	239
Total	Measured	77,275	1.49	3,705
	Indicated	193,192	1.08	6,710
	Measured+Indicated	270,467	1.20	10,415
	Inferred	143,094	0.81	3,731
Iron
Vila Nova	Measured	2,285	63.5
	Indicated	7,679	61.0
	Measured+Indicated	9,964	61.6
	Inferred	2,022	61.2

Notes:

1)

Gold price used was $600/oz.

2)

Cut-off grades (gold g/t):   Kisladag:  0.4 g/t;  Tanjianshan:  1.0 g/t;  Efemcukuru: 3.0 g/t

3)

Qualified Person:  Stephen Juras, Ph.D., P.Geo. and Manager, Geology of the Company is responsible for all of the mineral resource estimates

Table 2: Eldorado Gold Mineral Reserves,  December 31, 2007

Project	Reserve Classification	Tonnes (x1000)	Grade (Au g/t or Fe %)	In-situ Gold ounces (x1000)
Gold
Kisladag	Proven	67,930	1.11	2,424
	Probable	85,400	1.12	3,076
	Proven + Probable	153,330	1.12	5,500
Tanjianshan	Proven	5,020	3.88	626
	Probable	2,322	4.13	308
	Proven + Probable	7,342	3.96	934
Efemçukuru	Proven	1,320	11.89	505
	Probable	2,465	9.04	716
	Proven + Probable	3,785	10.04	1,221
Total	Proven	74,270	1.49	3,555
	Probable	90,187	1.41	4,100
	Proven + Probable	164,457	1.45	7,655
Iron
Vila Nova	Proven	2,285	63.5
	Probable	6,987	60.2
	Proven + Probable	9,272	61.0

Notes:

1)

Gold price used was $600/oz.

2

 Cut-off grades (gold g/t):   Kisladag:  0.35 g/t oxide, 0.50 g/t sulphide;     Tanjianshan:  1.3 g/t QLT and JLG oxide, 1.64 g/t JLG sulphide;    Efemcukuru:  4.5 g/t

3

Qualified Persons:  Norm Pitcher, P.Geo. and Chief Operating Officer of the Company is responsible for the Kisladag and Tanjianshan reserves; Andy Nichols, P.Eng., Chief Mining Engineer of Wardrop Engineering is responsible for the Efemcukuru reserves; Roberto Costa, principal of Roberto Costa Engenharia Ltda, is responsible for the Vila Nova reserves.

4

The Mineral Reserves are inclusive to the Mineral Resources.

Kisladag

Our 2007 infill drill program, totalling 11,925m in 36 holes, discovered new areas of gold mineralization, including a new high grade deep zone.  The drilling focussed on insufficiently tested areas of the deposit, mainly to the west and south.  Many holes drilled in this region ended in gold mineralization, leaving the deposit still open to the west and southwest, and at depth.  Much of this new mineralization lies in the Inferred resource category and will be the focus of future drill programs.

The impact of the newly discovered gold mineralization was analyzed by running open pit scenarios at various gold prices, incorporating all mineral resource categories.  The economic pit outline corresponding to a gold price of $850 markedly expanded to incorporate most of the new resources.   These findings validate the inclusion of these blocks in the mineral resource category and demonstrates the growth potential of the Kisladag mine.

Tanjianshan

Tanjianshan mineral reserves and resources reside in our Qinlongtan (QLT) and Jinlonggou (JLG) deposits.   Production during 2007 came from QLT and during 2008 will be from QLT and JLG.

Drilling at QLT during 2007 was limited due to mining activity; we will continue targeting the on-strike and down dip extensions of the orebody in 2008.

Drilling at JLG was successful in discovering a new zone, JLG North.  However, more drilling and a better understanding of the structural geology will be required to enable this area to contribute to future resources and reserves additions.

Efemçukuru

The Efemçukuru Project reserves and resources are those described in the recently completed feasibility study (Eldorado Gold press release ELD No. 07-15) and NI 43-101 Technical Report.  The project resources include a small addition resulting from an initial resource calculation on the North Ore Shoot completed since disclosing the feasibility study.  This resource addition was not incorporated into the Efemçukuru mine plan.  Data from completed drilling on the South and Main Ore Shoots since the estimation of the feasibility resources and reserves are being used to developed detailed geologic and structural models ahead of an update.  The newer data are located within the bounds of the mineralization defined in the feasibility study and will likely convert some of the Inferred resources to Indicated resources, and upgrade the amount of Measured resources and Proven reserves.

Vila Nova Iron Ore Project

The Vila Nova Iron Ore Project reserve and resources are those described in the recently completed pre-feasibility study (Eldorado Gold press release ELD No. 07-14) and subsequently filed NI 43-101 Technical Report.  The noted change in reserves from 2006 is primarily the result of using a 35% higher price for finished product FOB Santana Port ($54/tonne versus $40/tonne in 2006).

Technical Parameters for Resource and Reserve Calculation

Kisladag

The 2007 resource model used these data and grade control blast hole and pit mapping information to revise the contacts between the various intrusive units and against the hosting volcanic rocks, and to generate an updated gold mineralized shell (~0.25 g/t Au).  Grade interpolation estimated gold by ordinary kriging using 3m composited assay data.  Gold grades were not capped.  Resource classification into Measured, Indicated and Inferred categories generally followed a distance to composite protocol.  Measured resources were assigned to blocks that used data from at least 3 different holes, all within 50m.  Indicated resources required used of data from at least 2 different holes within 80m of a model block.  Remaining interpolated blocks were set as Inferred resources.

The reserves were calculated using a gold price of $600/oz.  Mining dilution and ore loss factors were built into the resource model.  Existing feasibility parameters for metallurgical recoveries (81 percent oxide and 60 percent sulphide) were maintained.  Pit slopes of ~48° were used.  Ore production was set as 10 Mt per annum with an overall stripping ratio of 0.96:1.  Mine life is presently projected to be 15 years.

Tanjianshan

The QLT resource model essentially was a blast hole model.  Data were used to define a 0.7 g/t gold mineralized shell to constrain the interpolation.  Grade interpolation estimated gold by ordinary kriging using 5m composited assay data.  Gold grades above 11 g/t were restricted in use beyond a distance of 30m.  Blocks estimated primarily by blast hole data were set as Measured resources; Indicated resources required data from at least 2 unique data sources, no more than 40m along strike or 20m down dip of a model block.   Remaining interpolated blocks were set as Inferred resources.

Modelling at JLG incorporated new data from 196 reverse circulation (RC) holes drilled on a 10m by 10m pattern over a portion of the uppermost portion of the deposit.  Results better defined the steeply dipping, structural controlled type of mineralization.  Mineralized zones are of higher grade but narrower than previously interpreted from drill holes.  A few of the RC holes also penetrated into the lower, flat lying, diorite hosted mineralization.  The upper contact to this mineralization is commonly a shallow dipping thrust fault.  The existing interpreted position was found to be 10 to 30m high in places, necessitating a major re-interpretation of this key mineralization bounding feature.  New mineralized gold shells (~0.7 g/t) were created to accommodate the RC data and implied patterns, and the new thrust fault interpretation.  The resulting geology model realized an overall volume decrease in the mineralized shells  associated to the lower domain relative to 2006.

Grade interpolation estimated gold values by ordinary kriging using 2m composited assay data.  Gold grades were capped to 20 g/t in the steeply dipping upper domain and 35 g/t in the flat lying lower domain.   Resource classification into Measured, Indicated and Inferred categories generally followed a distance to composite protocol.  Measured resources were assigned to blocks that used data from at least 3 different holes, all within 30m.  Indicated resources required used of data from at least 2 different holes within 50m of a model block.  Remaining interpolated blocks were set as Inferred resources.

The reserves for QLT were based on the existing final open pit design shape.  A mining dilution of 15 percent was used with no ore loss, based on prior history.  A cut-off grade of 1.3 g/t was used, which reflects current gold prices and processing costs.  The open pit resource for QLT is expected to be depleted in 2008.

The JLG reserves were calculated using a gold price of $600/oz.  3 percent mining dilution and 3 percent ore loss factors were added.  Metallurgical recovery of 88.6 percent was assumed and pit slopes of ~48° were used.  Ore production was set as 800 Kt per annum with an overall stripping ratio of 3.40:1.  Mine life is presently projected to be 9 years.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and  FORM 40-F dated March 29, 2007 and technical reports filed under the Company’s name at www.sedar.com.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com